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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                             (AMENDMENT NO._____ )1


                          Marvell Technology Group Ltd.
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                                (Name of Issuer)


                    Common stock, par value $0.002 per share
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                         (Title of Class of Securities)


                                   G 5876H105
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                                 (CUSIP Number)


                                December 31, 2000
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ]  Rule 13d-1(b)
   [ ]  Rule 13d-1(c)
   [X]  Rule 13d-1(d)





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       1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                          Page 1 of 5 pages. SEC 1745 (02-06-98)


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CUSIP No.   G 5876H105                13G                  Page  2  of  5  Pages
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Diosdado P. Banatao
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                        (b) [ ]
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3.   SEC USE ONLY
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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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    NUMBER OF       5.    SOLE VOTING POWER

     SHARED               3,055,000
                    ------------------------------------------------------------
   BENEFICIALLY     6.    SHARED VOTING POWER

     OWNED BY             3,761,364
                    ------------------------------------------------------------
      EACH          7.    SOLE DISPOSITIVE POWER

    REPORTING             3,055,000
                    ------------------------------------------------------------
     PERSON         8.    SHARED DISPOSITIVE POWER

      WITH                3,761,364
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,816,364
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                        [ ]
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.9%
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12.  TYPE OF REPORTING PERSON*

     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1(a).       NAME OF ISSUER

                 Marvell Technology Group Ltd.

ITEM 1(b).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                 Marvell Technology Group Ltd.
                 Richmond House
                 3rd Floor
                 Par la Ville Road
                 Hamilton HM DX
                 Bermuda

ITEM 2(a).       NAME OF PERSON FILING

                 Diosdado P. Banatao

ITEM 2(b).       ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE

                 Marvell Semiconductor, Inc.
                 645 Almanor Avenue
                 Sunnyvale, CA 94085

ITEM 2(c).       CITIZENSHIP

                 United States

ITEM 2(d).       TITLE OF CLASS OF SECURITIES

                 Common stock, par value $0.002 per share

ITEM 2(e).       CUSIP NUMBER

                 G 5876H105

ITEM 3.          Not Applicable


ITEM 4.          OWNERSHIP

                 (a)     Amount Beneficially Owned:  6,816,364

                 (b)     Percent of Class:  5.9%


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                 (c)     Number of shares as to which such person has:

                         (i)    sole power to vote or to direct the vote:
                                3,055,000*


                         (ii)   shared power to vote or to direct the vote:
                                3,761,364**

                         (iii) sole power to dispose or to direct the disposition of: 3,055,000*

                         (iv) shared power to dispose or to direct the disposition of: 3,761,364**

                  * The amounts reported include 1,680,000 shares purchasable under stock options held by the Reporting Person that are currently exercisable or will become exercisable within 60 days.

                  **The amounts reported consist of 1,880,684 shares held by the
                    Diosdado Banatao and Maria C. Banatao Living Trust ("Banatao Living Trust"), and 1,880,680 shares held by Tallwood Partners, LLC. The Reporting Person and his spouse are the co-trustees of the Banatao Living Trust. The Banatao Living Trust is the managing member of Tallwood Partners, LLC.

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                 Not Applicable

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                 Not Applicable

ITEM 7. IDENTIFICATION AND CLARIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                 Not Applicable

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                 Not Applicable

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP

                 Not Applicable

ITEM 10.         CERTIFICATION

                 Not Applicable


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                                    SIGNATURE

       After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  February 10, 2001



                                        By:    /s/ DIOSDADO P. BANATAO
                                           -------------------------------------
                                                    Diosdado P. Banatao


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